CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return Notes® Linked to the Dow Jones EURO STOXX 50® Index, converted into U.S. Dollars, due August 19, 2011	1,500,000	$10.00	$15,000,000	$837.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and beginning on page S-9 of product supplement ARN-2. ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$15,000,000
Selling discount	$0.20	$300,000
Proceeds, before expenses, to Bank of America Corporation	$9.80	$14,700,000

Merrill Lynch & Co.

August 13, 2009

1,500,000 Units Accelerated Return Notes® Linked to the Dow Jones EURO STOXX 50® Index, converted into U.S. Dollars, due August 19, 2011 $10 principal amount per unit Term Sheet No. 165	Pricing Date Settlement Date Maturity Date CUSIP No.	August 13, 2009 August 20, 2009 August 19, 2011 06052E178

Accelerated Return Notes®

5-to-1 upside exposure to increases in the level of the Dow Jones EURO STOXX 50® Index, converted into U.S. Dollars, subject to a cap of 47.50%

A maturity of approximately 24 months

1-to-1 downside exposure, with no downside limit

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Accelerated Return Notes® Linked to the Dow Jones EURO STOXX 50® Index, converted into U.S. Dollars, due August 19, 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones EURO STOXX 50® Index (the “Index”), converted into U.S. Dollars in the manner described in this term sheet, increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	The Dow Jones EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), converted into U.S. Dollars in the manner described in this term sheet
Starting Value:	3,867.45 (the Initial Adjusted Closing Level)
Ending Value:	The average of the Adjusted Closing Levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described below in the section “Other Terms of the ARNs—Market Disruption Events.”
Initial Adjusted Closing Level:	The closing level of the Index on the pricing date (which was 2,705.74) multiplied by the Initial Exchange Rate.
Adjusted Closing Level:	The closing level of the Index on a calculation day multiplied by the Exchange Rate on that day.
Initial Exchange Rate:	1.42935
Exchange Rate:	The number of U.S. dollars for which one European Union euro can be exchanged, as displayed on the Reuters WMRSPOT05 page under MID, or any successor page, at approximately 11:00 a.m. New York City time. See the section “Other Terms of the ARNs—Determination of the Exchange Rate” on TS-9 for additional information as to the determination of the Exchange Rate.
Capped Value:	$14.75 per unit of the ARNs, which represents a return of 47.50% over the Original Offering Price
Maturity Valuation Period:	August 10, 2011, August 11, 2011, August 12, 2011, August 15, 2011, and August 16, 2011
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based upon the Participation Rate of 500% and the Capped Value of $14.75 (a 47.50% return). The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, as converted into U.S. dollars, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value (which will depend on the actual Exchange Rate and the level of the Index during the Maturity Valuation Period) and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are nine examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 500%, the Starting Value of 3,867.45, and the Capped Value of $14.75 (per unit).

In order to help illustrate the impact of the Exchange Rate on the Ending Value, the hypothetical Ending Value in these examples is based on the product of the closing level of the Index and its corresponding Exchange Rate on a single date (the “Final Valuation Date”). However, as set forth above, the Ending Value for the ARNs will be determined during a Maturity Valuation Period consisting of five calculation days.

Example 1—Decrease in the Index Level and Decrease in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,164.59 or 80% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.28642 or 90% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,164.59 × 1.28642 = 2,784.57

$10 ×	(2,784.57)	= $7.20
3,867.45

Redemption Amount (per unit) = $7.20

Example 2—Decrease in the Index Level and Unchanged Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,164.59 or 80% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.42935 or 100% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,164.59 × 1.42935 = 3,093.96

$10 ×	(3,093.96)	= $8.00
3,867.45

Redemption Amount (per unit) = $8.00

Example 3—Decrease in the Index Level and Increase in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,164.59 or 80% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.71522 or 120% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,164.59 x 1.71522 = 3,712.75

$10 ×	(3,712.75)	= $9.60
3,867.45

Redemption Amount (per unit) = $9.60

Example 4—Small Increase in the Index Level and Decrease in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,759.85 or 102% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.28642 or 90% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,759.85 x 1.28642 = 3,550.33

$10 ×	(3,550.33)	= $9.18
3,867.45

Redemption Amount (per unit) = $9.18

Example 5—Small Increase in the Index Level and Unchanged Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,759.85 or 102% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.42935 or 100% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,759.85 x 1.42935 = 3,944.79

$10 +	[	$10 × 500% ×	(3,944.79 – 3,867.45	)]	= $11.00
3,867.45

Redemption Amount (per unit) = $11.00

Example 6—Small Increase in the Index Level and Increase in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 2,759.85 or 102% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.71522 or 120% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	2,759.85 x 1.71522 = 4,733.75

$10 +	[	$10 × 500% ×	(4,733.75 – 3,867.45	)]	= $21.20
3,867.45

Redemption Amount (per unit) = $14.75        (The Redemption Amount cannot be greater than the Capped Value.)

Example 7—Increase in the Index Level and Decrease in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 3,517.46 or 130% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.28642 or 90% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	3,517.46 × 1.28642 = 4,524.93

$10 +	[	$10 × 500% ×	(4,524.93 – 3,867.45	)]	= $18.50
3,867.45

Redemption Amount (per unit) = $14.75        (The Redemption Amount cannot be greater than the Capped Value.)

Example 8—Increase in the Index Level and Unchanged Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 3,517.46 or 130% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.42935 or 100% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	3,517.46 × 1.42935 = 5,027.68

$10 +	[	$10 × 500% ×	(5,027.68 – 3,867.45	)]	= $25.00
3,867.45

Redemption Amount (per unit) = $14.75        (The Redemption Amount cannot be greater than the Capped Value.)

Example 9—Increase in the Index Level and Increase in the Exchange Rate—On the hypothetical Final Valuation Date, the hypothetical closing level of the Index is equal to 3,517.46 or 130% of 2,705.74 and the hypothetical Exchange Rate is equal to 1.71522 or 120% of 1.42935:

Starting Value:	3,867.45
Hypothetical Ending Value:	3,517.46 × 1.71522 = 6,033.22

$10 +	[	$10 × 500% ×	(6,033.22 – 3,867.45	)]	= $38.00
3,867.45

Redemption Amount (per unit) = $14.75        (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 3,867.45, the Capped Value of $14.75 (per unit) and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 4.46% per annum, as more fully described below.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of the Stocks Included in the Index(1)(2)
1,933.72	-50.00%	$5.00	-50.00%	-31.86%	-42.73%
2,320.47	-40.00%	$6.00	-40.00%	-24.01%	-29.81%
2,707.21	-30.00%	$7.00	-30.00%	-17.08%	-19.30%
3,093.96	-20.00%	$8.00	-20.00%	-10.87%	-10.35%
3,480.70	-10.00%	$9.00	-10.00%	-5.21%	-2.52%
3,674.08	-5.00%	$9.50	-5.00%	-2.55%	1.08%
3,790.10	-2.00%	$9.80	-2.00%	-1.01%	3.14%
3,867.45(3)	0.00%	$10.00	0.00%	0.00%	4.48%
3,944.80	2.00%	$11.00	10.00%	4.83%	5.80%
4,022.15	4.00%	$12.00	20.00%	9.34%	7.09%
4,099.50	6.00%	$13.00	30.00%	13.58%	8.36%
4,176.85	8.00%	$14.00	40.00%	17.58%	9.61%
4,254.19	10.00%	$14.75(4)	47.50%	20.44%	10.83%
4,640.94	20.00%	$14.75	47.50%	20.44%	16.66%
5,027.68	30.00%	$14.75	47.50%	20.44%	22.05%
5,414.43	40.00%	$14.75	47.50%	20.44%	27.07%
5,801.17	50.00%	$14.75	47.50%	20.44%	31.78%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from August 20, 2009 to August 19, 2011, the term of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the pricing date to the relevant Maturity Valuation Period;

(b)	a constant dividend yield of 4.46% per annum, paid quarterly from the date of initial delivery of the ARNs, applied to the level of the Index at the end of each quarter, assuming this level increases or decreases linearly from the pricing date to the relevant Maturity Valuation Period;

(c)	the Exchange Rate remains constant during the term of the ARNs; and

(d)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the Capped Value of $14.75.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value (which will depend on the actual Exchange Rate and the level of the Index during the Maturity Valuation Period) and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Market Measure.

▪	Your return on the ARNs may be affected by factors affecting the international securities markets.

▪	STOXX Limited (“STOXX”) may adjust the Index in a way that affects its level, and STOXX has no obligation to consider your interests.

▪

You will have no rights as a holder of the securities represented by the Index, and you will not be entitled to receive any of those securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, we do not control any company included in the Index and are not responsible for any disclosure made by any other company.

▪	Exchange rate movements may impact the value of the ARNs.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index and our transactions relating to the U.S. dollar and the European Union euro may affect your return.

▪	Our trading and hedging activities with respect to the Index, the U.S. dollar, and the European Union euro may create conflicts of interest with you.

▪	Our hedging activities with respect to the Index, the U.S. dollar, and the European Union euro may affect your return on the ARNs and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

Changes in the level of the Index and the Exchange Rate may offset each other.

The ARNs are linked to the level of the Index, converted into U.S. dollars, in the manner described in this term sheet. Changes in the level of the Index and the Exchange Rate may not correlate with each other. For example, at a time when the level of the Index increases, the Exchange Rate may decrease. Accordingly, when the Ending Value is determined, increases in either the level of the Index or the Exchange Rate may be moderated, or offset, by decreases in the other. Accordingly, the Redemption Amount may be less than the Original Offering Price even if the level of the Index or the Exchange Rate, but not both, increases between the pricing date and the Maturity Valuation Period.

The Exchange Rate will be affected by many complex factors outside of our control.

The Exchange Rate may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the European Union euro relative to the U.S. dollar, and changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the U.S. and the European Union, including economic, financial, regulatory, social, and political developments in the European Union, the U.S., and other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the U.S. and the member states of the European Union (“EU Member States”), all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

The Exchange Rate could be affected by the actions of the U.S. government and the European Union.

Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The U.S. government and the European Union may use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the Exchange Rate. As a result, a special risk in purchasing the ARNs is that their liquidity, market value, and the Redemption Amount could be affected by the actions of the U.S. government and the European Union, which could change or interfere with otherwise freely determined currency valuation fluctuations in response to other market forces. There will be no adjustment or change in the terms of the ARNs in the event that the Exchange Rate should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or the European Union euro.

Even though currencies trade around-the-clock, the ARNs will not trade around-the-clock and the prevailing market prices for the ARNs may not reflect the Exchange Rate.

The interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the ARNs will not conform to the hours during which the U.S. dollar and the European Union euro are traded. Significant price and rate movements may take place in the foreign exchange markets that will not be reflected immediately in the market price of the ARNs. The possibility of these movements should be taken into account in relating the value of the ARNs to movements occurring in the foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the Exchange Rate determined for purposes of the ARNs. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the foreign exchange markets for the U.S. dollar and the European Union euro.

Suspensions or disruptions of market trading in the U.S. dollar and the European Union euro may adversely affect the value of the ARNs.

The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the U.S. dollar or the European Union euro and, therefore, adversely affect the value of the ARNs.

Other Terms of the ARNs

Market Disruption Events

The provisions of this section supersede the related provisions in product supplement ARN-2 under the caption “Description of ARNs—The Starting Value and the Ending Value—Ending Value—Equity-Based Market Measures.”

If (i) a Market Disruption Event occurs on a scheduled calculation day during the Maturity Valuation Period or (ii) any scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the Adjusted Closing Level for such non-calculation day and, as a result, the Ending Value, as follows:

•

The Adjusted Closing Level for the applicable non-calculation day will be deemed to be the Adjusted Closing Level for the next calculation day that occurs during the Maturity Valuation Period. For example, if the first and second scheduled calculation days during the Maturity Valuation Period are non-calculation days, then the Adjusted Closing Level for the next calculation day will also be deemed to be the Adjusted Closing Level on the first and second scheduled calculation days during the Maturity Valuation Period. If no further calculation days occur after a non-calculation day, then the Adjusted Closing Level for such non-calculation day, and each following non-calculation day during the Maturity Valuation Period will be determined (or, if not determinable, estimated) by the calculation agent on the last scheduled calculation day in the Maturity Valuation Period, regardless of the occurrence of a Market Disruption Event on that last scheduled calculation day, in a manner which it considers commercially reasonable under the circumstances and in accordance with the section “—Determination of the Exchange Rate” below; or

•

If every scheduled calculation day during the Maturity Valuation Period is a non-calculation day, then the Ending Value will equal the Adjusted Closing Level determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on the last scheduled calculation day during the Maturity Valuation Period, and in accordance with the section “—Determination of the Exchange Rate” described below, regardless of the occurrence of a Market Disruption Event on that last scheduled calculation day.

See the section of product supplement ARN-2 “Description of the Notes—Market Disruption Events—Equity-Based Market Measures.”

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement ARN-2.

A “Market Measure Business Day” means a day other than a Saturday, Sunday, or a legal holiday and on which:

(A) the New York Stock Exchange, The NASDAQ Stock Market, the Frankfurt Stock Exchange, Paris Stock Exchange, Brussels Stock Exchange, Amsterdam Stock Exchange, Helsinki Stock Exchange, Continuous Market (SIBE), and Borsa Italiana are open for trading; and

(B) the Index or any successor thereto is calculated and published; and

(C) banking institutions in New York, New York are open for dealing in foreign exchange and foreign currency deposits and are not authorized or required by law, regulation, or executive order to close.

Determination of the Exchange Rate

If the Exchange Rate is not quoted on a calculation day on the applicable page indicated on page TS-2 above, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 12:00 p.m., New York City time on the relevant calculation day (the “relevant date”), by three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent and which may be one of our affiliates) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 12:00 p.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the calculation agent and which may be one of our affiliates), for the purchase or sale for deposits in the relevant underlying currency. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 12:00 p.m., New York City time, on the relevant date.

Discontinuance of a Currency

If the European Union euro is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the European Union, the calculation agent will determine the Exchange Rate by using the exchange rate of the U.S. dollar relative to the New Currency on the applicable calculation day, multiplied by a fraction, the numerator of which will be “1” and the denominator of which will be the number of units of the European Union euro represented by one unit of the New Currency. Conversely, in the event the U.S. dollar is replaced by a New Currency, the calculation agent will determine the Exchange Rate by using the exchange rate of the New Currency relative to the European Union euro on the calculation day, multiplied by the number of units of the U.S. dollar represented by one unit of the New Currency. No other changes will be made to the terms of the ARNs as a result of such replacement.

As an example of the calculation described above, if the European Union euro is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the European Union euro, the Exchange Rate would be calculated by using the applicable exchange rate of the U.S. dollar relative to the New Currency (such exchange rate being the number of U.S. dollars for which one unit of the New Currency can be exchanged) multiplied by 1/1,000. Alternatively, if the U.S. dollar is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the U.S. dollar, the Exchange Rate would be calculated by using the applicable exchange rate of the New Currency relative to the European Union euro (such exchange rate being the number of units of New Currency for which one European Union euro can be exchanged) multiplied by 1,000.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index, as converted into U.S. Dollars, in the manner described in this term sheet, will increase moderately from the Starting Value to the Ending Value.

▪

You accept that your investment may result in a loss, which could be significant, if the level of the Index, as converted into U.S. Dollars, in the manner described in this term sheet, decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index, as converted into U.S. Dollars, in the manner described in this term sheet, will decrease from the Starting Value to the Ending Value or that the converted level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 47.50% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We will deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated selling discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX. STOXX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is proprietary and copyrighted material. The Index and the related trademarks have been licensed for certain purposes by us. Neither STOXX nor Dow Jones & Company, Inc. (“Dow Jones”) sponsors, endorses, or promotes the ARNs based on the Index.

The Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SWX Swiss Exchange. Publication of the Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991.

The Index, as Converted into U.S. Dollars

The ARNs are linked to the Index, as converted into U.S. Dollars, based on the Exchange Rate. The Exchange Rate refers to the number of U.S. dollars for which one European Union euro can be exchanged, determined by the calculation agent, as described in this term sheet. Accordingly, an increase in the Exchange Rate reflects an appreciation in the value of the European Union euro or a depreciation of the U.S. dollar. Conversely, a decrease in the Exchange Rate reflects a depreciation in the value of the European Union euro or an appreciation of the U.S. dollar. Assuming the level of the Index remained constant throughout the term of the ARNs, an increase in the Exchange Rate will result in an increase in the level of the Market Measure to which the ARNs are linked, and a decrease in the Exchange Rate will result in a decrease in the level of the Market Measure to which the ARNs are linked.

Index Composition and Maintenance

The Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Total Market Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all of the market sectors defined by the Dow Jones Global Classification Standard. Set forth below are the country weightings and market sector weightings of the securities included in the Index as of July 31, 2009:

Country Weightings

France	34.6%
Germany	28.0%
Spain	16.7%
Italy	11.0%
Netherlands	5.6%
Finland	2.5%
Luxembourg	1.7%

Industrial Sector Weightings

Banks	21.1%
Utilities	11.4%
Telecommunications	10.3%
Oil & Gas	9.7%
Insurance	9.2%
Chemicals	6.3%
Industrial Goods & Services	5.2%
Technology	4.6%
Automobiles & Parts	4.1%
Food & Beverage	3.8%
Health Care	3.5%
Personal & Household Goods	3.3%
Construction & Materials	2.1%
Basic Resources	1.7%
Media	1.6%
Retail	1.4%
Financial Services	0.8%

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free float market capitalization of the index	× 1,000
adjusted base date market capitalization of the index

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including our selling agents, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. STOXX does not guarantee the accuracy or the completeness of the Index or any data included in the Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the ARNs at maturity.

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the ARNs. The historical Index levels do not give an indication of future performance of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through July 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On the pricing date, the closing level of the Index was 2,705.74.

The following graph sets forth the monthly historical performance of the Exchange Rate in the period from January 2004 through July 2009. This historical data on the Exchange Rate is not necessarily indicative of its future performance. On the pricing date, the Exchange Rate, determined as set forth on page TS-2 above, was 1.42935.

The following graph sets forth the monthly historical performance of the Index, converted into U.S. Dollars, in the period from January 2004 through July 2009 based upon the historical performance of the Index and the historical Exchange Rates at the end of each month. This historical data is not necessarily indicative of the future performance of the converted Index, or what the value of the ARNs may be. Any historical upward or downward trend in the converted level of the Index during any period set forth below is not an indication that the level of the converted Index is more or less likely to increase or decrease at any time over the term of the ARNs. On the pricing date, the closing level of the Index, converted into U.S. Dollars in the manner described in this term sheet, was 3,867.45.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading patterns of the Index and the Exchange Rate. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index, the Exchange Rate, and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the ARNs.

The license agreement between us and STOXX requires that the following language be stated in this term sheet:

STOXX and Dow Jones have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the ARNs. STOXX and Dow Jones do not:

•	sponsor, endorse, sell, or promote the ARNs;

•	recommend that any person invest in the ARNs or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the ARNs;

•	have any responsibility or liability for the administration, management, or marketing of the ARNs; or

•	consider the needs of the ARNs or the holders of the ARNs in determining, composing, or calculating the Index, or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the ARNs. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied, and disclaim any and all warranty concerning:

▪	the results to be obtained by the ARNs, the holders of the ARNs or any other person in connection with the use of the Index and the data included in the Index;

▪	the accuracy or completeness of the Index and its data;

▪	the merchantability and the fitness for a particular purpose or use of the Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the Index or its data; and

•

Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the ARNs or any other third parties.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Market Measure, that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Market Measure.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Market Measure that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Market Measure. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Market Measure for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity.    Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Market Measure for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.